Filed by CVS Corporation
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

CAREMARK SHAREHOLDERS URGED TO CONSIDER SIGNIFICANT RISK POSED
BY HOSTILE EXPRESS SCRIPTS OFFER

WOONSOCKET, RI, January 29, 2007 – CVS Corporation (NYSE: CVS) ran an advertisement in the Wall Street Journal today, urging Caremark Rx, Inc. (NYSE: CMX) shareholders to consider the significant risk to their investment posed by Express Scripts’ hostile takeover proposal. Specifically, CVS noted that the Express Scripts’ proposal requires Caremark shareholders to walk away from the CVS transaction and risk being left with a damaged company that has suffered significant client loss and missed the entire 2007 selling season. CVS also stated that Express Scripts “offer” is so conditional that even if the CVS/Caremark transaction were not completed it is highly likely Caremark shareholders would end up with a transaction on substantially reduced terms or no deal at all.

“When you step back and consider the enormous risks Caremark shareholders would assume under the Express Scripts proposal, there really is no comparison to our compelling transaction,” said Tom Ryan, Chairman, President and CEO of CVS. “Express Scripts essentially is asking Caremark shareholders to play a dangerous game of jeopardy with their company’s future. In comparison, not only will our merger proposal deliver concrete and superior long-term value for shareholders, but it will do so while generating significant earnings and revenue growth beginning as early as next year.”

The text of the advertisement follows:

CAREMARK SHAREHOLDERS BEWARE:
EXPRESS SCRIPTS’ PROPOSAL PUTS YOUR INVESTMENT AT RISK

Under the terms of Express Scripts’ highly conditional proposal, Caremark shareholders would own 57% of a combined company. That means that your investment would be at risk from the following factors:

SIGNIFICANT BUSINESS RISK
An Express Scripts/Caremark combination would likely result in the loss of at least three major contracts worth more than $8 billion annually. It is also worth noting that Caremark has won approximately $1 billion in net business from Express Scripts since 2004.

WEAK FINANCIAL PROFILE
A combined Express Scripts/Caremark would be very highly leveraged and would likely have a “junk” credit rating. The ability of this company to make necessary investments in its business and return capital to shareholders through dividends and stock repurchases would be further hindered by likely client defections.

INTEGRATION RISK
This transaction would be roughly 20 times the size of the largest deal Express Scripts has ever undertaken, requiring it to integrate a company three times its size while carrying a heavy debt burden. This is particularly troubling because Express Scripts has had difficulty integrating even small acquisitions. If shareholders look closely at Express Scripts’ past track record as an acquirer, they will see a history of management attrition, integration cost overruns and other problems.

ILLUSORY DEAL
Express Scripts’ proposal is so conditional that even if the CVS/Caremark transaction were not completed, it is highly likely that Caremark shareholders would end up with a transaction on substantially reduced terms, or no deal at all. In fact, the Express Scripts’ “offer” requires Caremark shareholders to walk away from the CVS transaction and to incur the risk of being left alone at the altar as a damaged company having lost significant clients and missed the entire 2007 selling season.

In contrast, the CVS/Caremark merger:
•	Creates the nation’s premier pharmacy services company;
•	Delivers concrete and superior value;
•	Has high certainty of completion, with closing targeted for February 2007;
•	Provides compelling strategic and financial benefits; and
•	Is led by an established team from both companies with a strong track record of creating value.

THE CVS/CAREMARK MERGER IS IN THE BEST INTERESTS OF SHAREHOLDERS,
CUSTOMERS AND CONSUMERS.

PROTECT YOUR INVESTMENT! VOTE FOR THE CVS MERGER TODAY!

CVS shareholders who have questions about the proposed merger, or need assistance in voting their shares, please call the firm assisting CVS in soliciting proxies:

MORROW & CO., INC.
Toll-Free at 800-245-1502
(Banks and Brokers please call
203-658-9400)

Caremark shareholders who have questions about the proposed merger, or need assistance in voting their shares, please call the firm assisting Caremark in soliciting proxies:

INNISFREE M&A INCORPORATED
Toll-Free at 877-750-9498
(Banks and Brokers may call collect at
212-750- 5833)

About CVS Corporation

CVS is America's largest retail pharmacy, operating more than 6,200 retail and specialty pharmacy stores in 43 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use. CVS innovatively serves the healthcare needs of all customers through its CVS/pharmacy stores; its online pharmacy, CVS.com; its retail-based health clinic subsidiary, MinuteClinic; and its pharmacy benefit management, mail order and specialty pharmacy subsidiary, PharmaCare. General information about CVS is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about CVS and Caremark. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to CVS or Caremark or to the combined company, the management of either such company or the combined company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements, including, without limitation, statements relating to anticipated accretion, return on equity, cost synergies, incremental revenues and new products and offerings, are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of CVS and Caremark, including macroeconomic condition and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies, regulatory and litigation matters and risks, legislative developments, changes in tax and other laws and the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by CVS or Caremark or the combined company, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of CVS or Caremark, the combined company or the transaction.

Important Information for Investors and Stockholders

A Registration Statement on Form S-4, containing a joint proxy statement and prospectus relating to the proposed merger of Caremark and CVS, was declared effective by the Securities and Exchange Commission on January 19, 2007. CVS and Caremark urge investors and shareholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and shareholders may obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

CVS and certain of its directors and executive officers are participants in the solicitation of proxies from the shareholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of shareholders, which was filed with the SEC on March 24, 2006 and in the joint proxy statement/prospectus referred to above. Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of shareholders, which was filed with the SEC on April 7, 2006 and in the joint proxy statement/prospectus referred to above.

Contacts:
For CVS:
Investor Inquiries:
Nancy Christal, (914) 722-4704

Media Inquiries:
Eileen Howard Dunn, (401) 770-4561